175 Ghent Road Fairlawn, OH 44333-3300 Tel: 330-869-4232

Michael E. Hicks

Senior Vice President and

Chief Financial Officer

January 4, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Terence O’Brien
Division of Corporate Finance

Re:	OMNOVA Solutions Inc. Response to Staff Comments on Form 10-K for the Fiscal Year Ended November 30, 2006

File No. 001-15147

Dear Mr. O’Brien:

We refer to your letter dated December 7, 2007 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the Fiscal Year Ended November 30, 2006 of OMNOVA Solutions Inc. (the “Company”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in your letter immediately preceding the response thereto.

In connection with our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff comments or changes to disclosures in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Securities and Exchange Commission

January 4, 2008

Form 10-K for the Fiscal Year Ended November 30, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

1.	We have reviewed your response to our prior comment 1. It remains unclear to us how you have determined it is appropriate to present total segment operating profit based on the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K and Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” Based on your response, it appears that you believe Item 10(e)(1)(ii)(B) of Regulation S-K allows registrants a GAAP measure to be adjusted for recurring and non-recurring items to arrive at a non-GAAP measure as long as that measure is not further adjusted for any other recurring items. If this assessment of your position is correct, please note that we do not agree with such interpretation based on the guidance in Questions 8 and 9 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” Based on your disclosures on page 56 within Note Q, total segment operating profit eliminates interest expense and corporate expenses from income (loss) from continuing operations before income taxes. These items appear to be recurring in nature. As such, it is unclear to us how you have determined that total segment operating profit is consistent with the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K. Please provide us with a detailed reconciliation of total segment operating profit to income (loss) from continuing operations before income taxes.

As noted in Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” if you do remove recurring items to arrive at a non-GAAP financial performance measure, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially when the non-GAAP financial measure is used to evaluate performance. Further, Question 8 notes, “[w]hether an item may, or indeed must, be discussed in MD&A is a different question from whether it may be eliminated or adjusted in connection with a non-GAAP financial measure…Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. As such, please provide us with a detailed response that meets this high threshold of demonstrating this measure’s usefulness. Otherwise, please revise your disclosures in future filings to remove such presentation.

Finally, we note that your analysis of your results of operations within MD&A only provides a detailed discussion and analysis of total segment operating profit without a detailed discussion and analysis of a GAAP performance measure. Such presentation appears to give the non-GAAP measure greater prominence, which appears to be inconsistent with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K.

Response:

In future filings, the Company will not disclose consolidated segment operating profit in any context other than the FASB Statement 131 footnote in the consolidated financial statements. In MD&A, the Company will only disclose individual segment operating profit and present a table which reconciles individual segment operating profit to the Company’s income (loss) from continuing operations before income taxes. The table will be placed after the Company’s discussion and analysis of its consolidated results of operations and before its discussion of the results of operations by segment. The following is a draft of the table that the Company will include in its Annual Report on Form 10-K for the year ended November 30, 2007.

Securities and Exchange Commission

January 4, 2008

Segment Discussion

The following Segment Discussion presents information used by the Company in assessing the results of operations by business segment. The Company believes that this presentation is useful for providing the investor with an understanding of the Company’s business and operating performance because these measures are used by the chief operating decision maker in evaluating performance and allocating resources.

The following table reconciles segment sales to consolidated net sales and segment operating profit to consolidated income (loss) from continuing operations before income taxes:

	Year Ended November 30,
	2007			2006
Segment Sales:
Performance Chemicals	$	xxx.x		$441.6
Decorative Products		xxx.x		257.5

Consolidated net sales	$	xxx.x		$699.1

Segment Operating Profit:
Performance Chemicals	$	xx.x		$29.7
Decorative Products		xx.x		9.0
Interest expense		(xx.x	)	(20.3)
Corporate expense		(xx.x	)	(15.1)
Debt redemption expense		(xx.x	)	—

Consolidated income (loss) from continuing operations before income tax	$	(xx.x	)	$3.3

Note A – Significant Accounting Policies, page 38

Environmental Costs, page 38

2.	We note your response to our prior comment 7. It appears that you have not included any of the disclosures required by paragraph 22 of SFAS 143 due to your determination that you do not have any material asset retirement obligations. Please provide us with a detailed explanation as to how you determined that your asset retirement obligations within the scope of SFAS 143 are immaterial and do not require disclosure. In this regard, please note that a materiality assessment based on the liability recognized in the historical consolidated financial statements would not appear to be reasonable.

Response:

The Company reconfirms to the Staff that it does not have any material asset retirement obligations within the scope of SFAS No. 143.

When the Company implemented SFAS No. 143, “Accounting for Asset Retirement Obligations,” the Company reviewed its legal obligation associated with the retirement of its tangible long-lived assets. The Company determined that no obligation arose from (a) an existing governmental law, statue or ordinance, or (b) an agreement between the Company and another entity, such as a written or oral contract, and (c) that the Company has not made any promises to a third party that would impose a reasonable expectation that the Company would be required to perform under the doctrine of promissory estoppel.

Securities and Exchange Commission

January 4, 2008

The Company’s manufacturing processes include the use of chemicals such as butadiene, styrene, phthalate ester plasticizers, PVC resins and a variety of inks and coatings. The proper handling of these chemicals in properly designed equipment does not result in the contamination of its manufacturing equipment or facilities which would require special handling and disposal by law or by contract.

The Company’s manufacturing equipment is designed to safely handle and contain the various chemical substances that are used in the manufacturing processes. As an example, the Company’s polymer reactors are typically constructed of stainless steel or are glass-lined to make them impervious to the chemicals that are being stored or processed. As a standard manufacturing practice, the Company routinely performs maintenance and cleaning to remove buildup of residues. This maintenance and cleaning is performed to maintain quality and consistency of product and is not required by law or contract.

As a result of these design characteristics and manufacturing practices, the equipment is not expected to have any contamination or be adversely impacted in a manner that would require special handling or disposal by contract or by law at its retirement.

Note P – Contingencies, page 54

3.	We note your response to our prior comment 9. Specifically, you state that you do not have any material accruals for loss contingencies nor do you believe it is reasonably possible that a material loss has been incurred. It is unclear to us how you arrived at this conclusion based on your statement in your 2006 Form 10-K as follows: “The effect that the ultimate resolution of these matters may have on results of operations cannot be predicted because any such effect depends on both future results of operations and the amount and timing of the resolution of these matters.” Such disclosure appears to indicate that it is reasonably possible if not probable that one or more of your litigation may be material to your results of operations. Please explain to us how you arrived at your conclusion as stated in your response letter dated November 27, 2007, given the disclosure you have included in your 2006 Form 10-K. Otherwise, please revise your loss contingency disclosure in future filings to provide detailed disclosures for specific contingencies. Refer to paragraphs 9 and 10 of SFAS 5 for guidance. In addition, please also revise your disclosure in future filings to state your conclusion as to whether the probable and/or reasonably possible loss contingency for these matters is material to your liquidity. Please provide us with the disclosure you intend to include in future filings.

Response:

The Company reconfirms to the Staff that it does not have any material accruals for loss contingencies nor does it believe it is reasonably possible that a material loss has been incurred in excess of amounts accrued.

Securities and Exchange Commission

January 4, 2008

The current status of the Company’s litigation, asserted claims and potential unasserted claims and potential related exposure is reviewed quarterly by the Company’s Senior Vice President and Chief Financial Officer, Senior Vice President, Business Development; General Counsel, Vice President, Human Resources Administration; Assistant General Counsel & Secretary, Director, Environmental Affairs, Vice President, Controller, Manager of Financial Reporting & Planning and the Director, Internal Audit. The Company has not recorded any material accruals for litigation matters related to product liability, product warranty, contract, employment, environmental or other matters arising out of the Company’s business as it believes the likelihood of a material loss is remote. Based on information that is currently available, the Company does not believe it is reasonably possible that exposure to loss exists in excess of amounts accrued.

The following is the Company’s revised disclosure to be included in future filings, as applicable:

Note          - Contingencies

From time to time, the Company is subject to various claims, lawsuits and proceedings related to product liability, product warranty, contract, employment, environmental and other matters arising out of the Company’s business. The ultimate resolution of any litigation is inherently unpredictable. As a result, the Company’s estimates of liability, if any, are subject to change and actual results may materially differ from the Company’s estimates. In addition, the effect that the ultimate resolution of these matters may have on the financial condition, results of operations or cash flow of the Company is difficult to predict because any such effect depends on both future results of operations and the amount and timing of the resolution of these matters. However, based on information currently available to the Company, the Company has not recorded any material accruals for probable loss contingencies and does not believe it is reasonably possible that the ultimate resolution of these matters will have a material effect on the consolidated financial condition, results of operations or cash flows of the Company.

Please contact me at (330) 869-4232 if you have any questions or further comments that can be discussed directly. Thank you.

Sincerely,

/s/ Michael E. Hicks
Michael E. Hicks
Senior Vice President and Chief Financial Officer